SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 23, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 23, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

March 23, 2006
Ivanhoe welcomes Mongolian Government’s acceptance
of new initiatives to facilitate the completion of a Stability Agreement for development of Oyu Tolgoi copper-gold project
Ivanhoe’s proposed parallel agreement
would ensure significant economic benefits for Mongolians
ULAANBAATAR, MONGOLIA — The Board of Directors of Ivanhoe Mines today welcomed the Mongolian Government’s acceptance of a series of investment-related initiatives made by the company this week to facilitate the completion of a Stability Agreement for the development of Ivanhoe’s Oyu Tolgoi copper-gold project in the South Gobi region.
The initiatives were introduced to government leaders and senior officials earlier this week by an Ivanhoe delegation led by Chairman Robert Friedland, and including President John Macken. The meetings coincided with a recent series of encouraging statements from Mongolia’s political leadership, including President N. Enkhbayar and Prime Minister M. Enkhbold, reaffirming their commitment to the early conclusion of a Stability Agreement with Ivanhoe Mines and to maintaining a positive environment for foreign investment.
In an official statement issued today on decisions taken at a cabinet meeting on Wednesday, March 22, the Mongolian Government announced that the cabinet had instructed the Minister of Finance and the Minister of Industry and Trade to:
•	“Form a working group to conclude the negotiations on the Stability Agreement. The working group should ensure conformity of the Stability Agreement with amendments to be made to the Tax Law as well as to the Minerals Law by the upcoming spring parliamentary session.”

•	Conclude “a mutually beneficial agreement on such issues as the employment of Mongolian nationals by Ivanhoe, their minimum salaries and training for high-level jobs, power supply and possible development of downstream smelting and refining.”

•	“Facilitate the listing of (Ivanhoe’s) common shares on the Mongolian Stock Exchange, making it possible for Mongolians to own shares in the company.”
The reaffirmations of support for an early completion of the Stability Agreement, and for foreign investment, by Mongolia’s senior leaders followed the visit this week to Mongolia by James Baker III, the 61st Secretary of State in the United States of America. Secretary Baker is widely regarded as an especially close friend of Mongolia for his work in initiating a long-term program of international aid finance to launch and secure the economic viability of the independent Mongolian state in 1991, when the nation first embraced democratic and free-market economic reforms.
Under Secretary Baker’s direction, the donor country program was launched with a major American aid package and grew to include many other nations, as well as the International Monetary Fund and the World Bank. The program has channelled approximately US$1.5 billion in direct assistance into Mongolia during the past 15 years.

Secretary Baker was in Ulaanbaatar this week at the invitation of the Mongolian Ambassador to the U.S., Ravdan Bold, in recognition of the 800th anniversary of the Mongolian state that was founded by Chinggis Khan, as part of a multi-faceted philanthropic and business trip to Asia. Secretary Baker’s law firm, Baker Botts, represents Ivanhoe Mines in various matters.
In a widely-reported speech to government officials and cabinet ministers, Secretary Baker said that foreign investment can bring strategic and political benefits, as well as economic benefits, to a small, developing country wedged between two superpowers. Secretary Baker cautioned the government representatives that the whole world was watching Mongolia’s progress and investors must have confidence in the rules that are established. “It is in Mongolia’s interests to be known as a place where an agreement that is made is an agreement that sticks; where the rule of law and sanctity of contract are abiding principles.”
Secretary Baker discussed the state of Mongolia’s investment climate with the President and Prime Minister and later told a news conference organized by the Foreign Affairs Ministry: “We were very pleased with our meetings. I think that the government of Mongolia understands the importance of being seen to be a country that is hospitable to foreign investment.”
In a statement issued March 22, President Enkhbayar paid tribute to Secretary Baker’s “invaluable efforts” in supporting the development of democracy in Mongolia. The President also said he agreed that negotiations need to be concluded with Ivanhoe for a Stability Agreement and that Mongolia needs to be conscious of the importance of foreign investment to its economic development.
Prime Minister Enkhbold issued a statement expressing his appreciation for Secretary Baker’s leadership in ensuring U.S. support and assistance as a “third neighbour” and a bilateral partner in economic and security issues.
The Prime Minister’s statement said, in part: “Mr. Baker pointed out the concerns of the world capital markets about the fact that the Stability Agreement proposed between the Government and Ivanhoe Mines of Canada is still pending and had very open and frank discussions with the Prime Minister on that issue. The Cabinet, formed two months ago, has been well aware of this issue since the very beginning (of the recent new government) and issued a directive whereby it assigned the Minister of Finance and the Minister of Industry and Trade to conclude the negotiations with Ivanhoe.” The statement also said that the Prime Minister advised Mr. Baker “that the preparations for the talks are being completed to conclude the negotiations on the Stability Agreement terms shortly.”
Parallel agreement to guarantee benefits
Ivanhoe has proposed that the new investment-related initiatives that now have been accepted by the Mongolian government would form part of a parallel agreement that would be negotiated by Ivanhoe Mines and the government in conjunction with the Stability Agreement — which is contemplated under existing Mongolian law.
In their meetings with government officials this week, Ivanhoe’s representatives, including independent director Howard Balloch, a former Canadian Ambassador to Mongolia, and senior management team members, said the company has invested more than US$300 million in exploration and preliminary development of the Oyu Tolgoi mineral deposits. The deposits delineated to date include proven and probable reserves sufficient to commit to mine construction. The reserves have been independently verified to rigorous international standards by GRD Minproc Ltd., of Perth, Australia, in accordance with Canadian and

American regulatory reporting requirements. The company, through its wholly-owned subsidiary Ivanhoe Mines Mongolia Inc., holds a long-term mining licence for the deposits and is preparing to make major capital commitments, on the basis of the independently verified, proven and probable reserves, in excess of US$1.2 billion for construction of the first phase of the mining project.
Ivanhoe proposed that in addition to a project Stability Agreement, the government and the company should negotiate a parallel agreement that would guarantee additional benefits that Ivanhoe’s representatives said would be “nothing but good news” for Mongolians as the Oyu Tolgoi project proceeds. The parallel agreement would contain provisions covering the employment and skills-training and minimum wages of Mongolians on the project, which is expected to create 10,000 new jobs in construction and 3,000 jobs during mining operations. The agreement also would provide for the provision of interim power supply and the production of long-term electrical power generation in the South Gobi region as well as a commitment by Ivanhoe to work with the Mongolian government to have downstream smelting capacity built in Mongolia. Copper smelting capacity also could serve the large, existing Erdenet copper mine and other proposed copper mines, such as Tsagaan Suvarga, also located in the Gobi region.
“Through this innovative approach, we can create an additional win-win agreement for the government, the people of Mongolia, the shareholders of Ivanhoe Mines and all stakeholders in the development of Oyu Tolgoi,” said Mr. Macken, President of Ivanhoe Mines.
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning the Oyu Tolgoi Stability Agreement and development program, pre-feasibility studies and planned mining, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.
Information contacts
North America
Investors: Bill Trenaman 604 688 5755
Media: Bob Williamson 604 331 9880
Mongolia
Layton Croft 976 9911 3339